Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information has been prepared as follows:

●	On an actual redemption basis to reflect the Business Combination which was closed on July 31, 2024.

●	On a pro forma as adjusted basis to reflect (i) the issuance of 24,831,000 ordinary shares through a debt-to-equity conversion at a price of US$0.10 per share on March 19, 2025, and (ii) the issuance and sale of 100,000,000 ordinary shares at a price of US$0.1 per share on March 14, 2025.

PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

(UNAUDITED)

			Actual			Pro Forma
			Redemptions into Cash			As Adjusted
	(A)	(B)			Pro Forma	Subsequent		Pro Forma
	Cetus	MKD	Pro Forma		Balance	Financing		Balance
	Capital	BVI	Adjustments		Sheet	Adjustments		Sheet
ASSETS
Current assets:
Cash and cash equivalents	$181,795	$271,609	$22,127,715	(1)	$552,403	$360,709	(6)	$10,913,112
	-	-	(88,812	)(3)		10,000,000	(7)	-
	-	-	(21,939,904	)(4)		-		-
Accounts receivable, net	-	390,617	-		390,617	-		390,617
Amounts due from related parties	-	14,905	-		14,905	-		14,905
Prepaid expenses and other current assets, net	209	1,108,305	-		1,108,514	-		1,108,514
Inventories, net	-	326,860	-		326,860	-		326,860
Total current assets	182,004	2,112,296	98,999		2,393,299	10,360,709		12,754,008
Non-current assets:
Cash and marketable securities held in the trust	22,127,715	-	(22,127,715	)(1)	-	-		-
Intangible assets, net	-	409,692	-		409,692	-		409,692
Property, plant and equipment, net	-	4,424,895	-		4,424,895	-		4,424,895
Real estate properties for lease, net	-	1,099,876	-		1,099,876	-		1,099,876
Other non-current assets	-	27,235	-		27,235	-		27,235
Operating lease right-of-use assets, net	-	89,456	-		89,456	-		89,456
Financing lease right-of-use assets, net	-	3,330	-		3,330	-		3,330
Total non-current assets	22,127,715	6,054,484	(22,127,715)		6,054,484	-		6,054,484
TOTAL ASSETS	$22,309,719	$8,166,780	$(22,028,716)		$8,447,783	$10,360,709		$18,808,492

LIABILITIES
Current liabilities:
Short-term bank borrowings	$-	$2,662,649	$-		$2,662,649	$-		$2,662,649
Accrued expenses and other current liabilities	1,382,315	2,311,377	(88,812	)(3)	3,604,880	(473,100	)(6)	3,131,780
Accounts payable	-	197,244	-		197,244	-		197,244
Amounts due to related parties, current	1,099,737	800,007	-		1,899,744	(1,649,291	)(6)	250,453
Long-term bank borrowings, current portion	-	925,070	-		925,070	-		925,070
Operating lease liabilities, current	-	58,964	-		58,964	-		58,964
Short-term promissory note	-	-	862,500	(2)	862,500	-		862,500
Total current liabilities	2,482,052	6,955,311	773,688		10,211,051	(2,122,391)		8,088,660
Non-current liabilities:
Long-term bank borrowings	-	2,028,822	-		2,028,822	-		2,028,822
Other non-current liabilities	-	478,473	-		478,473	-		478,473
Deferred underwriting commission	2,130,500	-	(2,130,500	)(2)	-	-		-
Operating lease liabilities, non-current	-	30,492	-		30,492	-		30,492
Total non-current liabilities	2,130,500	2,537,787	(2,130,500)		2,537,787	-		2,537,787
TOTAL LIABILITIES	4,612,552	9,493,098	(1,356,812)		12,748,838	(2,122,391)		10,626,447

Commitments and contingencies
Class A Common stock subject to possible redemption, $0.0001 par value; 5,750,000 shares issued and outstanding at redemption value	22,055,715	-	(22,055,715	)(4)	-	-		-

EQUITY
Ordinary shares	-	-	12	(2)	1,679	2,483	(6)	14,162
	-	-	1,667	(5)	-	10,000	(7)	-
Class A common stock	179	-	(179	)(5)	-	-		-
Additional paid in capital	-	11,464,055	1,267,988	(2)	8,487,639	2,480,617	(6)	20,958,256
			115,811	(4)		9,990,000	(7)	-
	-	-	(4,360,215	)(5)	-	-		-
Accumulated deficit	(4,358,727)	(12,621,494)	4,358,727	(5)	(12,621,494)	-		(12,621,494)
Accumulated other comprehensive income	-	511,949	-		511,949	-		511,949
TOTAL SHAREHOLDER’S EQUITY (DEFICIT)	(4,358,548)	(645,490)	1,383,811		(3,620,227)	12,483,100		8,862,873
Non-controlling interests	-	(680,828)	-		(680,828)	-		(680,828)
TOTAL EQUITY (DEFICIT)	(4,358,548)	(1,326,318)	1,383,811		(4,301,055)	12,483,100		8,182,045
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$22,309,719	$8,166,780	$(22,028,716)		$8,447,783	$10,360,709		$18,808,492

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)	Derived from the unaudited balance sheet of Cetus Capital as of June 30, 2024.

(B)	Derived from the unaudited balance sheet of MKD BVI as of June 30, 2024.

(1)	Reflects the release of cash from cash and marketable securities held in the trust account.

(2)	Reflects the settlement of deferred underwriting commission through the issuance of (i) a promissory note in the amount of $862,500 which bears a 10% interest rate per annum and (ii) 115,000 Ordinary Shares of the Company to D. Boral Capital LLC upon completion of the Business Combination.

(3)	Reflects the cash payment for accrued expenses of $88,812 for Cetus Capital upon completion of the Business Combination.

(4)	Reflects the actual shares redeemed. Upon closing of the Business Combination on July 31, 2024, 5,719,947 of Cetus Capital’s shares were redeemed and $60.73 million were paid out of the Trust Account balance.

(5)	Reflects (i) recapitalization of MKD BVI through the issuance of 13,855,239 Ordinary Shares of the Company and eliminate Cetus Capital’s historical accumulated deficit; (ii) the contribution of all the share capital in MKD BVI to the Company. In addition to the issuance of 115,000 Ordinary Shares issued to D. Boral Capital LLC, there were 16,673,342 Ordinary Shares issued and outstanding upon completion of the Business Combination, at the par value of $0.0001 per share, with total par value amounting to $1,667, after the redemption of 5,719,947 shares. The total issued and outstanding Ordinary Shares in relation to Business Combination were 16,788,342 with total par value amounting to $1,679.

(6)	Reflects the issuance of 24,831,000 ordinary shares through a debt-to-equity conversion at a price of US$0.1 per share on March 19, 2025. As a result, a total of US$2,483,100 in amounts due to shareholders, as well as accrued expenses and other liabilities was settled, which includes US$360,709 from a shareholder loan received after the reporting period.

(7)	Reflects the issuance and sale of 100,000,000 ordinary shares at a price of US$0.10 per share on March 14, 2025, generating total proceeds of US$10,000,000.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR SIX MONTH ENDED JUNE 30, 2024
(UNAUDITED)

			Actual			Pro Forma
			Redemptions into Cash			As Adjusted
	(A)	(B)			Pro Forma	Subsequent		Pro Forma
	CETUS	MKD	Pro Forma		Income	Financing		Balance
	Capital	BVI	Adjustments		Statement	Adjustments		Sheet
Net revenue	$-	$811,041	$-		$811,041	$-		$811,041
Cost of revenues	-	(744,282)	-		(744,282)	-		(744,282)
Gross profit	-	66,759	-		66,759	-		66,759

Operating expenses
Selling expenses	-	(110,054)	-		(110,054)	-		(110,054)
General and administrative expenses	(600,578)	(1,153,323)	-		(1,753,901)	-		(1,753,901)
Research and development expenses	-	(345,332)	-		(345,332)	-		(345,332)
Franchise tax	(32,625)	-	-		(32,625)	-		(32,625)
Total operating expenses	(633,203)	(1,608,709)	-		(2,241,912)	-		(2,241,912)
Loss from operations	(633,203)	(1,541,950)	-		(2,175,153)	-		(2,175,153)

Other income/(expenses)
Unrealized gain on marketable securities hold in the trust account	869,184	-	(869,184	)(2)	-	-		-
Loss of extinguishment of debt	(405,500)	-	-		(405,500)	-		(405,500)
Interest expenses, net	-	(164,912)	-		(164,912)	-		(164,912)
Other expense, net	-	(18,348)	-		(18,348)	-		(18,348)
Total other income/(expenses), net	463,684	(183,260)	(869,184)		(588,760)	-		(588,760)

Loss before income tax expense	(169,519)	(1,725,210)	(869,184)		(2,763,913)	-		(2,763,913)
Income tax expense	(175,677)	-	-		(175,677)	-		(175,677)
Net Loss	(345,196)	(1,725,210)	(869,184)		(2,939,590)	-		(2,939,590)
Net loss attributable to non-controlling interest	-	(316,799)	-		(316,799)	-		(316,799)
Net loss attributable to parent company	$(345,196)	$(1,408,411)	$(869,184)		$(2,622,791)	$-		$(2,622,791)

Weighted average ordinary shares outstanding - basic and diluted	-	24,443,989	(7,655,647	)(1)	16,788,342	124,831,000	(3)	141,619,342
Weighted average redeemable ordinary shares outstanding - basic and diluted	6,980,877	-	(6,980,877	)(1)	-	-		-
Loss per share - basic and diluted	$(0.05)	$(0.06)	$-		$(0.16)	$-		$(0.02)

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(UNAUDITED)

			Actual			Pro Forma
			Redemptions into Cash			As Adjusted
	(A)	(B)			Pro Forma	Subsequent		Pro Forma
	Cetus	MKD	Pro Forma		Income	Financing		Balance
	Capital	BVI	Adjustments		Statement	Adjustments		Sheet
Net revenue	$-	$3,670,722	$-		$3,670,722	$-		$3,670,722
Cost of revenues	-	(2,996,990)	-		(2,996,990)	-		(2,996,990)
Gross profit	-	673,732	-		673,732	-		673,732

Operating expenses
Selling expenses	-	(241,573)	-		(241,573)	-		(241,573)
General and administrative expenses	(907,593)	(1,491,966)	-		(2,399,559)	-		(2,399,559)
Research and development expenses	-	(780,050)	-		(780,050)	-		(780,050)
Franchise tax	(179,876)	-	-		(179,876)	-		(179,876)
Total operating expenses	(1,087,469)	(2,513,589)	-		(3,601,058)	-		(3,601,058)
Loss from operations	(1,087,469)	(1,839,857)	-		(2,927,326)	-		(2,927,326)

Other income/(expenses)
Unrealized gain on marketable securities hold in the trust account	1,394,622	-	(1,394,622	)(2)	-	-		-
Interest expenses, net	-	(244,433)	-		(244,433)	-		(244,433)
Other income, net	-	16,230	-		16,230	-		16,230
Total other income/(expenses), net	1,394,622	(228,203)	(1,394,622)		(228,203)	-		(228,203)

Income/(Loss) before income tax expense	307,153	(2,068,060)	1,394,622		(3,155,529)	-		(3,155,529)
Income tax expense	(255,097)	-	-		(255,097)	-		(255,097)
Net income/(loss)	52,056	(2,068,060)	1,394,622		(3,410,626)	-		(3,410,626)
Net loss attributable to non-controlling interest	-	(478,433)	-		(478,433)	-		(478,433)
Net income/(loss) attributable to parent company	$52,056	$(1,589,627)	$1,394,622		$(2,932,193)	$-		$(2,932,193)

Weighted average ordinary shares outstanding - basic and diluted	-	25,280,472	(8,492,130	)(1)	16,788,342	124,831,000	(3)	141,619,342
Weighted average redeemable ordinary shares outstanding - basic and diluted	6,980,877	-	(6,980,877	)(1)	-	-		-
Income/(loss) per share - basic and diluted	$0.01	$(0.06)	$-		$(0.17)	$-		$(0.02)

Unaudited Pro Forma Combined Condensed Statement of Operations Adjustments

(A)	Derived from Cetus Capital’s unaudited statement of operations for six months ended June 30, 2024 and audited statement of operations for the year ended December 31, 2023.

(B)	Derived from the MKD BVI’s unaudited condensed consolidated statement of operations for six months ended June 30, 2024 and audited consolidated statement of operations for the year ended December 31, 2023.

(1)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the IPO occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

(2)	To reflect the elimination of the unrealized gain on marketable securities held in the trust account as if the marketable securities held in the trust account were released, if any, on January 1, 2023, the beginning of the earliest period presented.

(3)	To reflect the issuance of 124,831,000 ordinary shares related to the subsequent debt-to-equity conversion and the subsequent equity financing in March 2025, as if it had occurred on January 1, 2023, the beginning of the earliest period presented.